Exhibit 2.2

SHARE PURCHASE AGREEMENT

BETWEEN

Mr. THIBAULT CAZIN

MR. GAULTIER CAZIN

as Sellers

AND

The RoyaLand company Ltd.

as Purchaser

IN RELATION TO THE SHARES OF

OAPLT

NOVEMBER 29, 2022

TABLE OF CONTENTS

1.	DEFINITIONS & INTERPRETATION			2
	1.1	Definitions		2
	1.2	Interpretation		4

2.	sale and Purchase of the Shares			4

3.	CONSIDERATION			4
	3.1	Amount		4
	3.2	Payment of Consideration		5
	3.3	Locked Box		5

4.	closing			5
	4.1	Closing Date		5
	4.2	Actions taken on the Closing Date		5

5.	Representations and warranties of the Purchaser			6
	5.1	Existence - Authorization		6
	5.2	No Bankruptcy		6

6.	Representations and Warranties of the SellerS			7
	6.1	The Sellers		7
		6.1.1	Capacity – No Breach	7
		6.1.2	Title to the Shares	7
	6.2	The Company		8
	6.3	Financial Statements		8
	6.4	Bank and Borrowings		8
	6.5	Management of the Company since April 1, 2022		9
	6.6	Litigation		9
	6.7	Licences		9
	6.8	Employees		10
	6.9	Tax		10
	6.10	Material Contracts		11
	6.11	Intellectual Property and IT		11
	6.12	Real property		11
	6.13	Insurance		12
	6.14	Relations with Sellers and Affiliates		12
	6.15	Other Material Information		12

7.	Indemnification by the SellerS			12
	7.1	Indemnification principle		12
	7.2	Exclusions		13
	7.3	Financial limitations		13
	7.4	Time Limits		13
	7.5	Limitations not applicable to Fundamental Representations		14
	7.6	Direct Claim		14
	7.7	Third Party Claims		14
	7.8	Payments		15
	7.9	Mitigation		15

8.	POST-CLOSING UNDERTAKINGS			15
	8.1	Access to information and records after Closing		15
	8.2	No Recourse		15
	8.3	Non-Compete undertakings		16
	8.4	Investment in Class B Shares		16

9.	Confidentiality			16

10.	Notices			16

11.	SUBSTITUTION - Assignment			17

12.	Taxes - Other Costs and Expenses			18

13.	Miscellaneous			18
	13.1	Amendment - Waiver		18
	13.2	Invalidity – Entire agreement		18
	13.3	Waivers		18

14.	Governing Law - Disputes			19

15.	ELECTRONIC SIGNATURE			19

i

SHARE PURCHASE AGREEMENT

BETWEEN

1.	Mr. Thibault CAZIN, a French national, born on December 27, 1988 in Belley (01), with address at 47, rue des Cités, 93300 Aubervilliers, France,

2.	Mr. Gaultier CAZIN, a French national, born on July 1, 1991 in Rennes (35), with address at 3, chemin de la Sècherie, 44300 Nantes, France,

(together the “Sellers“ and individually a “Seller”)

AND

3.	The ROYALand COMPANY Ltd., an exempted company limited by shares incorporated under the laws of Bermuda under number 202201824, whose registered office is located at C/O Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda,

(the “Purchaser”).

The Sellers and the Purchaser are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS

A.	The Sellers own 100% of the share capital and voting rights of OAPLT, a société par actions simplifiée organized under the laws of France, with a share capital of 8,000 euros, whose registered office is located 47, rue des Cités, 93300 Aubervilliers, France, and which is registered with the Registry of Commerce and Companies of Bobigny under number 834 075 095 (“OAPLT” or the “Company”), in accordance with the following allocation:

Sellers	Shares
Thibault Cazin	400
Gaultier Cazin	400
Total	800

B.	The Company’s main activities consist of the conception, development and management of a digital and artistic creation studio, and include the creation of apps, websites, the hosting of web products and the provision of services in relation thereto (the “Business”).

C.	The Purchaser is developing an online game in an MMORPG format called “The RoyaLand” and has expressed an interest in acquiring the Business through the acquisition of the Company, with a view to the planned initial public offering of the Purchaser’s Class B Common Shares (as defined herein) within the next 6 months (the “IPO”).

D.	In such context, the Purchaser has agreed to acquire the Shares from the Sellers and the Sellers have agreed to sell the Shares to the Purchaser under the terms of this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS & INTERPRETATION

1.1	Definitions

In this Agreement, the following capitalized terms shall have the following meanings:

“Affiliate” means, in relation to any specified Person, a company that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person, where the term “control” has the meaning given to it by article L. 233-3 of the French Commercial Code; with respect to an individual, “Affiliate” shall also refer to the children, parents, spouse or partner in life of such Person.

“Agreement” means this share purchase agreement and each of its Schedules, as such agreement may be amended from time to time.

“Articles of Association” means the articles of association (statuts) of the Company, as amended from time to time.

“Business” has the meaning given to such term in the preamble.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks and financial markets are open in France, in the Unites States of America and in Bermuda.

“Consideration” means the purchase price for the Shares as set forth in Clause 3.1.

“Claim” means a claim issued by the Purchaser pursuant to Clause 3.3 in case of Leakage or pursuant to Clause 7 in case of breach of any of the Sellers’ Warranties.

“Class B Common Shares” means the class B common shares of the Purchaser as defined by the bye-laws of the Purchaser, as amended.

“Closing” means the consummation of the Sale by delivery of the documents and completion of the transactions referred to in Clause 4.2.

“Closing Date” means the date of this Agreement.

“Company” has the meaning given to such term in the Preamble.

“Financial Statements” means OAPLT’s financial statements in relation to the 2021/2022 financial year, as attached hereto as Schedule 6.3a.

“Fundamental Representations” has the meaning given to such terms in Clause 7.5.

“Governmental Authority” means any international, European or national body with executive, legislative, judicial, regulatory or administrative authority.

“Governmental Authorization” means any license, certificate, approval, consent, permit, ruling, visa, qualification, exemption, waiver or other authorization, granted or issued by or under the authority of any Governmental Authority.

“Indemnification Cap” has the meaning given to such terms in Clause 7.3.

“IP Rights” means such patents, copyrights, trademarks, design rights, software and trade names that are owned by or lawfully used by the Company.

“Law” means any law or regulation of any Governmental Authority.

“Leakage” has the meaning given to such term in Clause 3.3(c).

“Lien” means any security interest, mortgage, lien, pledge, easement of way, encumbrance, charge or any right restricting the full use, ownership or transferability of any asset or any third party’s preferential right over any asset.

“Loss” means any loss, damage, liabilities or costs, including (i) legal or professional costs and expenses incurred in disputing or defending any of the foregoing and (ii) Taxes arising from the receipt of the indemnification of a Loss.

“Material Contract” means any supplier or customer agreement generating an annual gross cost or an annual gross revenue for the Company exceeding €2,500.

“Notice” has the meaning given to such term in Clause 10.

“Parties” has the meaning given to such term in the recitals.

“Permitted Leakage” means any of the following:

a)	any amounts or liability incurred or paid or agreed to be paid or payable in connection with any matter undertaken by the Company at the written request or with the written agreement of the Purchaser;

b)	any transaction and payment contemplated by this Agreement; and

c)	any compensation to officers and employees of the Company paid in accordance with both (i) the written employment or consulting agreements between such officers and employees and the Company and (ii) in accordance with past practices.

“Person” means any present or future individual or any corporation, association, partnership, joint venture, limited liability, joint stock or other company, trust, organization, business or government or any governmental agency or political subdivision thereof.

“Purchaser” has the meaning given to such term in the recitals.

“Records” means any and all contracts, books, registers, minutes, accounts, or other written documents or written data.

“Restricted Business” means the development and/or exploitation of an online game in relation to monarchy or royal dynasties other than online games developed by the Purchaser or its Affiliates.

“Sale” means the sale of the Shares from the Sellers to the Purchaser under the terms of this Agreement.

“Schedule(s)” means the Schedule(s) attached hereto and any attachment(s) thereto.

“Sellers” has the meaning given to such term in the recitals.

“Sellers’ Warranties” has the meaning given to such terms in Clause 6.

“Shares” means the 800 ordinary shares forming the share capital of OAPLT.

“Tax” means all statutory taxes, whether direct or indirect, and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and local or municipal imposition, duties and levies (including social security contributions), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax otherwise), and any related interest or penalties, imposed by any Governmental Authority.

“Third Party” means any Person that is not a Party to the Agreement, excluding the Company.

“Transaction” means the Sale of the Shares to the Purchaser and the other transactions contemplated by this Agreement.

1.2	Interpretation

(a)	The recitals and Schedules (as well as any attachment thereto) in the Agreement are incorporated herein by reference and form an integral part hereof.

(b)	Unless the context otherwise requires, all references herein to “Clauses” and “Schedules” shall be deemed references to clauses and schedules to the Agreement. The descriptive headings to Clauses and Schedules are inserted for convenience only and shall have no legal effect.

(c)	Any French term in the Agreement shall supersede its English translation.

(d)	Except when used with the word “either”, the word “or” shall have a disjunctive and not alternative meaning (i.e. where two items or qualities are separated by the word “or”, the existence of one item or quality shall not be deemed to be exclusive of the existence of the other and the word “or” shall be deemed to include the word “and”).

(e)	Whenever used in the Agreement the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

(f)	Whenever used in the Agreement the words “hereof”, “herein” and similar words shall be construed as references to the Agreement as a whole and not just to the particular Clause or subsection in which the reference appears.

2.	sale and Purchase of the Shares

(a)	The Purchaser hereby purchases from the Sellers, and the Sellers hereby sell to the Purchaser, all the Shares, free and clear of any Lien, for the Consideration specified in Clause 3.

(b)	Immediately upon execution of this Agreement, the Purchaser shall acquire the full ownership of the Shares together with all rights, benefits and advantages accruing to the Shares, including the right to all dividends declared or paid on or after the Closing Date.

(c)	The Sellers hereby waive all rights over any of the Shares conferred upon either of them under the constitutional documents, including without limitation the Articles of Association, applicable law, any other agreement or arrangement, or otherwise and undertake to take all steps necessary to ensure that any such rights over any of the Shares are waived.

3.	CONSIDERATION

3.1	Amount

(a)	The total consideration to be paid by the Purchaser to the Sellers for the Shares shall be equal to € 122,500 (the "Consideration").

(b)	The Consideration shall be allocated between the Sellers as follows:

Sellers	Consideration
Thibault Cazin	€61,250
Gaultier Cazin	€61,250
Total	€122,500

(c)	Without prejudice to any Leakage indemnification as set forth below in Clause 3.3, the Consideration shall be final and binding on the Parties.

3.2	Payment of Consideration

(a)	Within eight (8) days from the Closing Date, the Consideration shall be credited by wire transfer in immediately available funds to the Sellers’ respective bank accounts, details of which have been notified to the Purchaser prior to the Closing Date.

3.3	Locked Box

(a)	Subject to Clause 3.3(b), the Sellers shall repay the Purchaser a sum equal to any Leakage received by the Sellers or any of their Affiliates between April 1, 2022 and the Closing Date, on a Euro for Euro basis. For the avoidance of doubt, (x) the Sellers shall not be liable to reimburse the Purchaser in respect of any Permitted Leakage and (y) a Leakage may not be repaid more than once to the Purchaser (and to the extent any payment resulting from a Leakage is paid to the Purchaser in accordance with this Clause 3.3(a), the Purchaser shall procure that the Company shall not claim for the payment of the same from the Sellers or their Affiliates; provided that to the extent the Leakage concerns an item which is not the payment of a sum of monies (item (iv) of the definition of Leakage), the amount to repay shall be equal to the loss actually incurred by the Company (an amount which places the relevant Company in the same financial position as if such Leakage had not occurred).

(b)	The Seller shall have no repayment obligation under this Clause 3.3 unless a Claim has been notified by the Purchaser to the Sellers in writing on or before the date which is twelve (12) months from the Closing Date.

(c)	For the purpose hereof, “Leakage” shall mean any of the following:

(i)	the declaration, making or payment of any dividend or other distribution of premiums, reserves or other distributions in favour of the Seller or any of their Affiliates;

(ii)	the distribution, repurchase, repayment, or redemption of any share capital or loan stock;

(iii)	any increase in the compensation paid to the Sellers or any premiums, bonuses or benefits in kind granted to the Sellers in their capacity as employees, managers or otherwise;

(iv)	the grant of any guarantee relating to the obligation of the Sellers or their Affiliates.

(d)	For the avoidance of doubt, any payment made by the Sellers pursuant to this Clause 3.3 shall be deemed to be made under Clause 7, and the Indemnification Cap and other limitations set forth in Clause 7 shall not be applicable.

4.	closing

4.1	Closing Date

The consummation of the Sale of the Shares (the “Closing”) shall take place immediately upon execution of this Agreement.

4.2	Actions taken on the Closing Date

(a)	On the Closing Date, all of the actions listed below shall be carried out by the relevant Parties. Each action will be conditional upon the occurrence of all of the others, so that if one of these actions is not taken by the relevant Party, the other Party shall be entitled to refuse to proceed with the Closing and shall incur no liability vis-à-vis the other Party in connection with such refusal, without prejudice to its right to seek and obtain from the defaulting Party any other remedy that may be available under applicable Law.

(b)	The Sellers shall deliver to the Purchaser, or cause to be delivered to the Purchaser:

(i)	the minutes of the Company’s shareholders’ decision authorizing the Sale and approving the Purchaser as a new shareholder of the Company;

(ii)	the share transfer forms (ordres de mouvement) in favour of the Purchaser in relation to all the Shares, duly executed by the Sellers;

(iii)	three (3) original copies of the tax transfer forms (formulaires cerfa n°2759 DGI) with respect to the transfer of the Shares, duly executed by the Sellers;

(iv)	the up-to-date share transfer books (registres des mouvements de titres) and the shareholders’ individual accounts (comptes d’actionnaires) of the Company, together with all other Records of the Company;

(v)	the letter of resignation of Mr. Gaultier Cazin from his position of President, effective upon completion of the IPO, duly executed by Mr. Gaultier Cazin;

(vi)	the letter of resignation of Mr. Thibault Cazin from his employee position, effective as of the Closing Date, duly executed by Mr. Thibault Cazin; and

(vii)	the letter of resignation of Mr. Thibault Cazin from his position of General Manager (Directeur Général), effective upon completion of the IPO, duly executed by Mr. Thibault Cazin.

(c)	The following transaction shall also be completed:

(i)	the Purchaser shall deliver or cause to be delivered three (3) original copies of the tax transfer forms (formulaire CERFA n°2759 DGI) with respect to the transfer of the Shares, duly executed by the Purchaser; and

(ii)	the Purchaser, in its capacity as the sole shareholder of the Company, shall take appropriate actions to change the close of the financial year of the Company to June 30.

5.	Representations and warranties of the Purchaser

The Purchaser represents and warrants to the Seller as follows:

5.1	Existence - Authorization

(a)	The Purchaser is duly incorporated and validly existing under the Laws of Bermuda, and has all requisite corporate power and authority to own its assets and conduct its business as now being conducted.

(b)	The Purchaser has all requisite corporate capacity and right to enter into the Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(c)	The Agreement has been duly authorized by any and all relevant corporate bodies of the Purchaser, and duly executed and delivered by the Purchaser and constitutes and shall constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

(d)	No Governmental Authorization is required to be obtained by the Purchaser or any of its Affiliates prior to the Closing in connection with the signing of the Agreement or the consummation of any of the transactions contemplated by the Agreement.

(e)	The execution of the Agreement by the Purchaser and the performance of its obligations there under do not, and will not, conflict with, or constitute a breach of any Law, agreement, or other obligation to which the Purchaser is subject.

5.2	No Bankruptcy

The Purchaser represents that it is not insolvent (en état de cessation de paiements) nor subject to any bankruptcy or similar proceedings under any applicable Law.

6.	Representations and Warranties of the SellerS

Each Seller represents and warrants to the Purchaser as follows (the “Sellers’ Warranties”).

6.1	The Sellers

6.1.1	Capacity – No Breach

(a)	Each Seller has full capacity and authority to enter into this Agreement and any other agreement or document entered into pursuant to this Agreement and to perform the obligations to which he is bound under this Agreement.

(b)	This Agreement, upon execution by each Seller, will constitute for each Seller a valid and binding agreement, enforceable against each of the Sellers in accordance with its terms.

(c)	No Governmental Authorization is required to be obtained by the Sellers or the Company prior to the Closing in connection with the signing of the Agreement or the consummation of the Transaction contemplated by the Agreement.

(d)	The execution, delivery and performance by each Seller of this Agreement will not:

-	result in a breach of, conflict with or constitute a default under, any agreement or arrangement or applicable Law, or any term under any agreement or deed to which that Seller is a party or by which he is bound; or

-	result in a breach of any Law or order, judgement, writ, injunction or decree of any court, Governmental Authority or regulatory body to which that Seller is a party or by which he is bound.

6.1.2	Title to the Shares

(a)	The Shares are legally and beneficially owned only by each of the Sellers in accordance with the table provided in paragraph A of the Preamble and are free from all Liens and no person has claimed to be entitled to a Lien in relation to any Share. The Shares represent 100% of the Company’s share capital and voting rights.

(b)	All the Shares have been fully paid up and validly issued and subscribed. All the Shares have equal voting rights and each such Share entitles its holder to dividends in proportion to the percentage of share capital it represents. The Company has not issued any preferred shares or classes of shares other than ordinary shares.

(c)	Other than pursuant to this Agreement, no Seller, Affiliate of either Seller nor the Company is under any obligation (whether actual or contingent) to sell, create a Lien or otherwise dispose of, nor bound by any restriction on the transfer (including any pre-emptive rights, rights of first refusal or any similar obligation), any of the Shares to any Person.

(d)	Other than this Agreement, there is no option, agreement, arrangement, understanding or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a Person of the right (whether exercisable now or in the future and whether conditional or not) to require or entitle any Person to the allotment, issue, sale, transfer, redemption or repayment of any Share or any other equity interest or share or loan capital (howsoever described) in the capital of the Company.

(e)	No Person has or will have any right or valid claim against the Purchaser or the Company for any commission, fee or other compensation as an investment banker, finder or broker in connection with the consummation of the transactions contemplated by the Agreement.

6.2	The Company

(a)	The Company is a simplified joint-stock company (société par actions simplifiée) duly organized and validly incorporated under the Laws of France and has all requisite corporate power and authority to own its assets and conduct its Business as now being conducted.

(b)	The copies of the Company’s Articles of Association, commercial excerpt (extrait k-bis), bankruptcy certificate (“certificat de non-faillite”) and Lien statement (état d’endettement) as attached hereto as Schedule 6.2 are up-to-date and true.

(c)	The Company is not insolvent (en état de cessation de paiements) nor subject to any bankruptcy or insolvency proceedings under any applicable Law (i.e. any procedure de sauvegarde, redressement judiciaire or liquidation judiciaire under the titles II, III and IV of the book VI of the French Code de Commerce).

(d)	All statutory books and books of account and other material Records of the Company required by applicable Law are in the possession of the Company or under its control.

(e)	The Company carries on business and conducts its affairs in accordance with its Articles of Association and applicable Laws for the time being in force.

(f)	None of the activities of the Company qualifies as a strategic activity as listed in article R. 151-3 of the French Monetary and Financial Code (Code Monétaire et Financier) for the purposes of the French regulation on foreign investment.

(g)	The Company has never held any share or other equity or debt securities in any Person.

6.3	Financial Statements

Attached hereto as Schedule 6.3.a is a true and complete copy of the Financial Statements.

The Financial Statements:

(a)	were prepared in accordance with the applicable Laws and the French generally accepted accounting principles;

(b)	give a true and fair view (“donnent une image fidèle et sincère”) of the business assets, liabilities, the results and financial position of the Company as at March, 31st, 2022.

Attached hereto as Schedule 6.3.b are the draft balance sheet and P&L as at June, 30th, 2022 established by the Parties on the basis of information disclosed by the Sellers.

6.4	Bank and Borrowings

(a)	The Company has not entered into any borrowing facilities and has not incurred any kind of financial indebtedness.

(b)	No guarantee or Lien has been given by or entered into by the Company in respect of the indebtedness of any Person.

6.5	Management of the Company since April 1, 2022

Since April 1, 2022, other than in the ordinary course of business, consistent with past practices, in accordance with applicable Laws and/or as required or authorised under this Agreement and/or to consummate the Transaction and/or as otherwise authorised by the Purchaser, the Company has not taken any of the following actions:

(i)	dispose of or acquire any shares, loan capital or other securities of any Person;

(ii)	increase, redeem or decrease its share or loan capital, authorize or issue any other securities;

(iii)	make any material change in the nature of its business;

(iv)	declared, paid or made any dividend or other distributions to the Sellers;

(v)	acquire or dispose of all or part of any material asset in the aggregate in excess of €2,500;

(vi)	approve a wind-up, merger, split-up, contribution (or any other transaction affecting its share capital) or sale of its business as a whole or of any of its divisions (branche d’activité) or acquire, transfer, contribute or dispose of any business as a going concern (fonds de commerce);

(vii)	make any commitment for investment or expenditure in the aggregate in excess of €2,500;

(viii)	institute or settle, or agree to settle, any litigation or injunction;

(ix)	enter into any commitment to do any of the above.

There has been no occurrence of any matter or event (or series of matters or events) which has had or is reasonably likely to have a material adverse effect on the financial or trading position of the Company (other than matters or events which generally affect businesses operating in the same business and jurisdictions as the Company), it being reminded that the Company has no Material Contract on-going.

6.6	Litigation

(a)	Since its incorporation, the Company has not been involved in any civil, criminal, arbitral, administrative or other proceeding in any jurisdiction.

(b)	No civil, criminal, arbitral, administrative or other proceeding, investigation, cause of action, allegation, dispute, investigation, inquiry, prosecution, litigation, mediation, audit or dispute resolution, suit or demand of any nature in any jurisdiction is pending or threatened by or against the Company.

(c)	There is no outstanding judgment, arbitral award or decision of a court, tribunal, arbitrator or Governmental Authority against the Company.

6.7	Licences

(a)	The Company has all regulatory licences, permissions, authorisations and consents required for the carrying out of the Business as now carried out by it and has not received written notice that it is in default under any such licence, permission, authorisation or consent.

6.8	Employees

(a)	The Company does not employ any person other than Thibault Cazin; no other person could successfully claim to be an employee of the Company.

(b)	The employment agreements of the Company’s employees comply with all applicable Laws and the applicable collective agreement and do not contain any exceptional clause; in particular, they don’t provide for any contractual severance payment, or pension or retirement benefits, bonus, profit sharing, stock purchase or stock option plans or company saving plans (except as required by Law or the applicable collective bargaining agreement).

(c)	The Company has timely and fully paid its contributions to the various Governmental Authorities and social protection organisations.

(d)	With the exception of the applicable collective bargaining agreement, no collective agreement applies to or is in force in the Company or is under negotiation.

(e)	The Company has properly and timely paid its employees all salaries and bonuses of any kind. The Company has no outstanding obligations vis-à-vis its employees or managers, and is not required to make any payment to a former or current corporate officer or employee, as damages or compensation for loss of mandate or loss of employment, or dismissal for economic reasons or dismissal without cause or for any other reason. The Company is under no obligation to employ or re-employ any person, including any former employee. The Company has no obligation, of any nature whatsoever, vis-à-vis former employees or former corporate officers.

(f)	The Company has always complied with its obligations under applicable employment Laws, in particular with regard to compensation, the use of temporary work and working time and working conditions.

(g)	The Company has not been notified any observations, notices or reassessments from any Governmental Authority in relation to employment Laws.

(h)	The Company is not involved in any legal or arbitration proceedings involving existing or former employees. No action is pending or, to the Sellers’ knowledge, threatened against the Company by a current or former employee or officer.

(i)	Since April 1, 2022, the Company has not paid or agreed to pay any bonuses or made or agreed to make any increase in the rate of wages, salaries or other remuneration of any of its employees or corporate officers.

6.9	Tax

(a)	All returns, computations, notices, claims, elections, filings or other documents which have been required to be submitted by the Company for any Tax purpose were submitted within the prescribed time limits and were complete and correct in all respects.

(b)	All payments in respect of Tax which should have been made by the Company have been made in full by the Company within the requisite periods.

(c)	All transactions entered into by the Company have been entered into on terms which were at arm’s length. The Company is not or has not been a party to, or otherwise involved in, any transaction, series of transactions, scheme or arrangement of which a main purpose or object was to avoid Tax.

(d)	The Company is, nor has it been since its incorporation, the subject of any litigation, claim or dispute with, or any audit, investigation or enquiry by, any Governmental Authority.

(e)	The Company is in compliance with all applicable Laws regarding the conservation of documents with respect to Taxes, and in particular has preserved records and documents (including electronic data) and has access to all records and documents (including electronic data) needed to justify the information contained in its Tax returns, to deliver correct and complete Tax returns or required for the computation of any Tax.

6.10	Material Contracts

(a)	No Material Contracts are in force on the date hereof, and the Company has no outstanding liability under any past Material Contract.

6.11	Intellectual Property and IT

(a)	The Company owns or uses pursuant to binding licence agreements all IP Rights necessary to conduct its Business as presently conducted.

(b)	All filings of appropriate documents and certificates and payments of application, registration, maintenance and renewal fees required to ensure the proper on-going protection of the registered IP Rights, and all other steps necessary to apply for, maintain and protect such registered IP Rights have been accomplished.

(c)	The Company’s activities do not infringe the IP Rights of any Third Party (and the Company has not received any warnings, claims or notices (whether written or unwritten) alleging such infringement or misuse) and the Company has not received any request or notice from a Third Party that a licence is required for the use of any owned IP Right or the Company’s activities).

(d)	The Company is not obliged by Law or by contract (including by open source licences) to grant any licence, assignment, Lien, consent, undertaking or other right in respect of any owned IP Rights or agreed to any restriction on use or disclosure obligation or entered into any co-existence agreement in respect of the owned IP rights.

(e)	The Sellers are not aware of any unauthorised use by any Person of any IP Rights of the Company.

(f)	No current or former employees of the Company has any right to the IP Rights owned by the Company.

(g)	All the information technology (including all computer systems, communications systems, software and hardware) necessary for the operation of the Company as at the date of this Agreement (“IT Systems”) is legally and beneficially owned by, or licensed to, the Company, and all of these are in reasonable working order and: (a) there has been no security breach affecting, or unauthorised access to, the IT Systems; (b) the IT Systems have operated without material disruption as a result of (i) any programme which contains malicious code or infiltrates or damages a computer system without the owner’s informed consent or is designed to do so; or (ii) any defect in the IT Systems.

(h)	The present capacity of such information technology is sufficient in order to satisfy the requirements of the business of the Company.

(i)	The Company has not entered into any agreement or arrangement permitting the use or exploitation of any of the IT Systems by any Third Party.

6.12	Real property

(a)	The Company does not own and has never owned any real property.

(b)	The Company has not entered into any lease agreement.

(c)	The registered office of the Company (the “Premises”) is located at the residence of Thibault Cazin pursuant to the authorization attached hereto as Schedule 6.12.

(d)	The Company is not under any material liability (actual or contingent) in respect of any obligation which it may have undertaken as tenant, licensee, assignee or surety relating to property other than the Premises and otherwise have exclusive and lawful occupation and quiet enjoyment of the Premises. There are no disputes notified in writing to the Company in relation therewith.

(e)	The Company is not in breach of any lease, sub-lease or licence to which it is a party nor has received written notice of, and so far as the Sellers are aware, there has not been any breach of, any material covenants, restrictions, reservations, conditions or agreements affecting the Premises or their use.

6.13	Insurance

(a)	The Company has subscribed and maintains adequate insurance policies necessary to the conduct of the Business in accordance with applicable Laws and the professional standards of the industry (the “Policies”).

(b)	All premiums due and payable in relation to insurance Policies have been duly paid, are in full force and effect and each of the Policies is valid and enforceable and not void or voidable nor has the Company done or omitted to be done anything which would render any Policy void or voidable. In the two years prior to the date of this Agreement, no insurer under any of the Policies has disputed, or given any indication in writing that it intends to dispute, the validity of any of the Policies on any grounds.

(c)	There are no claims outstanding by the Company under any Policy.

6.14	Relations with Sellers and Affiliates

(a)	Neither Seller nor any of their Affiliates:

-	hold any asset or right necessary for the operations of the Company;

-	is the creditor of the Company (other than pursuant to their employment agreement in accordance with past practices);

-	is a party to an agreement with the Company; or

-	benefit from any guarantee granted by the Company securing the performance of any of their obligations.

6.15	Other Material Information

(a)	The Sellers represent that the information provided to the Purchaser before the execution of this Agreement was provided in good faith, with a view to giving a sincere presentation of the Company consistent with the reality of its situation.

(b)	In accordance with the provisions of article 1112-1 of the French Civil Code, the Sellers represent that they are not aware of any information the importance of which would be material to the Purchaser’s consent in the context of the Transaction and which would not have been disclosed to it.

7.	Indemnification by the SellerS

7.1	Indemnification principle

Subject to the provisions set out in this Clause 7, the Sellers agree and undertake to indemnify the Purchaser for any Loss suffered by the Purchaser or the Company, arising as a result of any breach of the Sellers’ Warranties.

For all purposes, the indemnifications paid by the Sellers pursuant to this Clause 7 shall be deemed to be discounts to the amount of the Consideration (réductions de prix).

7.2	Exclusions

The Sellers shall not be liable in respect of any Claim to the extent that the fact, matter, event or circumstance giving rise to the Claim:

(a)	would not have arisen but for a change in Law occurring after the Closing;

(b)	would not have arisen but for any change after Closing: (i) of the date on which the Company establishes its financial statements or (ii) in the bases, methods, principles or policies of accounting of the Company;

(c)	would not have arisen but for a cessation, or any change in the nature or conduct, of any trade carried on by the Company at Closing, being a cessation or change occurring after Closing.

7.3	Financial limitations

(a)	The total liability of the Sellers under all Claims issued pursuant to this Clause 7 shall be limited as follows:

(i)	the Sellers shall not be liable in respect of any Loss unless the aggregate amount of Losses resulting from any and all Claims exceed in aggregate € 7,000 (the “Deductible”), in which case the Purchaser will be entitled to indemnification in excess of the amount of the Deductible (and not from the first euro); and

(ii)	the maximum aggregate liability of the Sellers arising out of Claims issued pursuant to this Clause 7 shall not exceed €24,500 (the “Indemnification Cap”), it being specified that this amount shall come “on top of” the Deductible.

(b)	The amount of a Loss in respect of a Claim issued pursuant to this Clause 7 shall be calculated by deducting:

(i)	the amount of any tax savings actually benefiting the Company or the Purchaser as a result of the tax deductibility of the corresponding Loss;

(ii)	any amount booked as a provision in the Financial Statements against the fact or the risk giving rise to the Loss; and/or

(iii)	the indemnification that the Company is actually paid under any policy of insurance in relation to the Loss.

(c)	The Purchaser shall not be entitled to recover from the Sellers more than once in respect of the same Loss.

7.4	Time Limits

(a)	The Sellers shall not be liable in respect of any Claim unless notice of such Claim is given by the Purchaser to the Sellers promptly after it becomes aware of a potential Loss, and in any event:

(i)	not later than the expiry of the applicable statute of limitations in respect of the Fundamental Representations; and

(ii)	not later than the date falling fifteen (15) months from the Closing Date in respect of all other Claims,

(the “Claim Periods”).

(b)	Any Claim notified by the Purchaser to the Sellers before the expiry of the relevant Claim Period will remain valid and in force, including after the expiry of the Claim Periods, until this Claim has been finally settled in accordance herewith.

7.5	Limitations not applicable to Fundamental Representations

(a)	The limitations provided in Clause 7.3 shall not apply to Losses suffered by the Purchaser and/or the Company and resulting from:

(i)	any fact, event or circumstance resulting in a violation, omission or inaccuracy of the Sellers’ Warranties set out in Clauses 6.1.1, 6.1.2, 6.2, 6.14 and 6.15 (the “Fundamental Representations”); or

(ii)	fraud by either Seller or the Company or information or facts intentionally concealed by the Sellers,

(the “Uncapped Losses”).

(b)	The Uncapped Losses will not reduce the available balance of the Indemnification Cap, it being specified that the cumulative indemnifications paid by the Sellers may in no circumstances exceed the amount of the Consideration.

7.6	Direct Claim

(a)	If the Purchaser becomes aware of any matter or circumstance which gives rise or may give rise to a Loss and that does not originate with a claim or procedure initiated by a Third Party (a “Direct Claim”), the Purchaser shall give Notice to the Sellers specifying the relevant facts (including to the extent practical, without limitation, the Purchaser’s estimate, on a without prejudice basis, of the amount of such Loss) promptly after the Purchaser becomes aware of the matter or circumstance giving rise or which may give rise to such Loss.

(b)	The Sellers shall have thirty (30) Business Days to respond to the Direct Claim and to send a counter-Notice to the Purchaser, it being specified that if there is no response within the above-mentioned time period, the Sellers will be deemed to have accepted the merits of the Direct Claim. In the event of a counter-Notice, the Purchaser and the Sellers shall try to come to an agreement on the merits of the Direct Claim and the amount of the indemnification within thirty (30) Business Days from the counter-Notice.

(c)	If the Sellers and the Purchaser come to an agreement within the second thirty (30)-Business Day period, the Sellers shall indemnify the Purchaser pursuant to the provisions of this Clause. Otherwise, the provisions of Clause 14 shall apply.

7.7	Third Party Claims

(a)	If a Claim arises as a result of, or in connection with, a liability or alleged liability of the Purchaser or the Company to a Third Party (a “Third-Party Claim”), then the Purchaser shall notify the Sellers of the Third-Party Claim promptly after the Purchaser or the Company becomes aware of such Third-Party Claim (the “Purchaser Notice”). The Purchaser Notice shall constitute a Claim and shall include the information set out in Clause 7.6 (Direct Claim).

(b)	Within thirty (30) Business Days of receipt of the Purchaser Notice, the Sellers shall inform the Purchaser whether they wish to participate in the defence of the Company against such Third Party Claim, in which case the Sellers shall retain their own counsel at their own expense to defend the interests of the Company, and the Purchaser shall, and shall cause the Company to cooperate with the Sellers and their counsel, provide all information or documents reasonably requested, consult with the Sellers and to the extent compliant with the Company’s corporate interest, follow the guidelines reasonably instructed by the Sellers.

(c)	If the Sellers notify the Purchaser of their intention not to participate in the defence of the Third Party Claim (or if they fail to timely reply to the Purchaser Notice), the Purchaser or the Company shall conduct the defence of such Third Party Claim at their own expense and may take any action necessary in order to defend their interests, provided however that the Purchaser shall not, and shall cause the Company not to, make any admission of liability or enter into any settlement or withdraw from proceedings without having obtained the prior written consent of the Sellers (which shall not be unreasonably withheld).

7.8	Payments

The amounts owed by the Sellers pursuant to the provisions of this Clause 7 shall be due for payment on the following dates, as applicable (the “Due Date”):

(a)	the date when either Seller accepts in writing the merits of the Purchaser’s Claim and the amount of the indemnification;

(b)	the date when the Sellers and the Purchaser come to an agreement on the merits of the Claim and the amount of the indemnification; or

(c)	the date when an enforceable (“exécutoire”) decision is made by a competent jurisdiction recognizing the merits of the Purchaser’s Claim and determining the amount of the indemnification pursuant to this Clause 7.

The indemnification shall be paid by the Sellers to the Purchaser within twenty (20) Business Days of the Due Date. Unless otherwise agreed among Sellers, the indemnification shall be paid on a 50/50% basis by the Sellers.

7.9	Mitigation

The Purchaser shall take or procure that the Company takes any commercially reasonable actions to try and mitigate any Loss incurred by them.

8.	POST-CLOSING UNDERTAKINGS

8.1	Access to information and records after Closing

In the event that the Sellers are subject to any investigation by or demand from Governmental Authorities (whether relating to Tax matters or otherwise) or involved in any claim or proceedings, including a claim made by the Purchaser, the Purchaser shall, at the request of the Sellers, grant reasonable access to the Sellers, and shall procure that the Company grants reasonable access to the Sellers to, and provide copies of, the Records of the Company for periods prior to and including the Closing Date, provided however that (i) any such access shall be granted during the Company’s business hours and shall not unreasonably interfere with the operations of the Company as may be then conducted, and that (ii) the Sellers shall reimburse the Company all reasonable out-of-pocket costs and expenses incurred in relation to such access.

8.2	No Recourse

(a)	All claims that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made only against the persons that are expressly identified as Parties hereto, to the exclusion of their Affiliates, officers or directors.

(b)	In addition, the Sellers shall not, and shall cause their Affiliates not to, claim against the Company or any former or current shareholder, manager or officer of the Company with respect to any fact or circumstance having occurred prior to the Closing Date or otherwise seek the liability of the Company or any such shareholder, manager or officer in that respect.

8.3	Non-Compete undertakings

(a)	For a period of twenty-four (24) months from the date hereof, each Seller undertakes to the Purchaser not to, directly or indirectly, including through an Affiliate:

(i)	occupy in the European Union, the United Kingdom or the United States of America, a position as director, manager, employee or consultant in or for any company engaged in the Restricted Business;

(ii)	hold any shares in the share capital of any company engaged in the Restricted Business, except for shareholdings in public companies representing less than 5% of their share capital;

(iii)	poach for their own benefit or for the benefit of a Third Party, as employees, corporate officers, consultants or in any other capacity, employees or corporate officers of the Company or its Affiliates, including former employees or corporate officers.

(b)	For the avoidance of doubt, the above undertakings shall not restrict the Sellers from providing IT services (as employees, consultants or in any other capacity) to any company (including former clients of the Company) that is not engaged directly or indirectly in the Restricted Business.

8.4	Investment in Class B Shares

(a)	The Sellers will be entitled to subscribe 75,000 Class B Shares issued by the Purchaser at a price of $0.50 per Class B Share prior to December 15, 2022.

9.	Confidentiality

(a)	The existence, purpose and content of the Agreement are confidential. Consequently, each Party undertakes not to disclose to any Third Party any information relating to the Transaction, the terms and conditions of the Agreement or the transactions contemplated hereby and each Party shall take all appropriate actions to keep such information confidential. Such obligations shall remain in force during a period of two (2) years from the Closing Date.

(b)	The above undertaking shall not apply:

(i)	to the extent necessary to comply with any legal or regulatory requirement to make any announcement or to provide information to any Governmental Authority or to the public, including in relation to the contemplated IPO of the Purchaser;

(ii)	to the disclosure of information to the advisors and statutory auditors of a Party or the Company that are bound by a confidentiality undertaking.

10.	Notices

(a)	Any demand, notice or communication under the Agreement (a “Notice”) shall be in writing, drafted in English and delivered by hand with acknowledgement of receipt, sent by registered post or international courier with acknowledgement of receipt, by e-mail (provided that in respect of e-mail transmission the recipient shall have acknowledged receipt of such e-mail transmission) or notified by a bailiff (“huissier de justice”) or by any means provided that the acknowledgment of receipt can be proved:

(i)	in the case of the Purchaser to:

The RoyaLand COMPANY LTD.

Address: C/O Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2

Church Street, Hamilton, Pembroke, HM11, Bermuda
email: Emanuele di Savoia

Attn: efdisavoia@gmail.com

with a copy to:

Bevilacqua PLLC

Address: 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036
Email: lou@bevilacquapllc.com
Attn: Louis Bevilacqua, Esq.

(ii)	in the case of the Sellers to:

Mr. Thibault CAZIN

Address: 47, rue des Cités, 93300 Aubervilliers, France

Email: thibault.cazin@gmail.com

Mr. Gaultier CAZIN

Address: 3, chemin de la Sècherie, 44300 Nantes, France

Email: cazin.gaultier@gmail.com

(b)	All such demand, notice or communication shall be deemed to have been served as follows:

(i)	if delivered by hand, on the date of delivery to the recipient (as evidenced by the acknowledgment of receipt);

(ii)	if sent by registered post or international courier with the acknowledgment of receipt, on the date of delivery to the recipient or on the date of first presentation (as evidenced by the acknowledgment of receipt); or

(iii)	if sent by e-mail, on the date of such e-mail transmission.

11.	SUBSTITUTION - Assignment

(a)	No Party may assign, directly or indirectly, the benefit of any provision of or any right under the Agreement to any other Person without the prior written consent of the other Parties.

(b)	Subject to any provisions for the contrary expressly stated above, nothing expressed or referred to in the Agreement will be construed to give any Person other than the Parties any right, remedy or claim under or with respect to the Agreement or any provision of the Agreement.

12.	Taxes - Other Costs and Expenses

(a)	Each Party shall bear its own costs and expenses incurred in connection with the negotiation, preparation, execution and implementation of the Agreement and the consummation of the transactions contemplated hereby.

(b)	As an exception to the above:

-	the Parties have agreed that the fees of the Sellers’ attorney shall be borne by the Purchaser up to € 5,000.

-	any transfer or stamp duty or similar levies that may become payable as a result of the Sale shall be borne by the Purchaser exclusively.

13.	Miscellaneous

13.1	Amendment - Waiver

(a)	No terms of the Agreement may be altered, modified, amended or supplemented or terminated except by an instrument in writing duly signed by the Parties.

(b)	A waiver of any term, provision or condition of, or consent granted under the Agreement shall be effective only if given in writing and signed by the waiving or consenting Party, and then only in the instance and for the purpose for which it is given.

(c)	No failure or delay on the part of any Party in exercising any right under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right except as specifically set forth herein.

(d)	No breach by any Party of any provision of the Agreement shall be waived or discharged except with the express written consent of the other Parties.

13.2	Invalidity – Entire agreement

(a)	If any term or provision herein is held to be void, unenforceable, invalid, illegal or inapplicable, the legality, enforceability, validity and applicability of the other provisions of the Agreement shall not be affected or impaired thereby. In such case the Parties shall negotiate in good faith a lawful substitute provision to replace the void, unenforceability, invalid, illegal or inapplicable provision or term that shall be consistent with the intent and object of the original provision.

(b)	The Agreement (including the Schedules hereto and the documents referred to herein) constitutes the entire agreement among the Parties and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof, including the term sheet dated August 8, 2022.

13.3	Waivers

(a)	Each of the Parties hereto expressly and irrevocably waives the following provisions of the French Civil Code which shall not be applicable to this Agreement (nor to any agreement or document entered into by the Parties hereto in connection with this Agreement): (i) articles 1186 and 1187 of the French Civil Code (regarding the right to claim that a contract has lapsed as a result of any other contract contributing to the completion of the transactions contemplated hereunder having terminated, lapsed or being ineffective for any reason whatsoever), (ii) article 1195 of the French Civil Code (regarding the occurrence of unforeseen circumstances referred to in such article and each Party hereto agrees to assume any risk which may arise from any of such unforeseeable circumstances), in particular in relation to any variation in the value of the Company, the Business, the Shares and/or the Class B Common Shares, (iii) article 1223 of the French Civil Code (regarding the right for a creditor to accept a partial performance of a contract and claim a corresponding reduction of the price), (iv) article 1226 of the French Civil Code (regarding the right for a creditor to terminate a contract at its own risks), and accordingly no termination, lapse or variation of this Agreement (or of any agreement or document entered into in connection with this Agreement) shall be permitted on the grounds of such provisions of the French Civil Code.

14.	Governing Law - Disputes

(a)	The Agreement and any contractual or non-contractual obligation arising out of or in connection with the Agreement shall be governed by, and construed in accordance with, French law.

(b)	All disputes arising out of or in connection with the Agreement (including without limitation with respect to the existence, validity, performance, termination and interpretation of the Agreement and any non-contractual obligation arising out of or in connection with the Agreement), which has not been settled amicably within a period of 20 Business Days from inception of discussions, shall be subject to the Paris Tribunal de Commerce.

15.	ELECTRONIC SIGNATURE

(a)	This Agreement was executed by the Parties on the date stated at the beginning of this Agreement. It has been signed by each of the Parties by means of an electronic signature process implemented by DocuSign, in accordance with articles 1366 and 1367 of the French Civil Code.

(b)	Each of the Parties acknowledges that it has received all the information required for the electronic signature of this Agreement and that it has signed this Agreement electronically in full knowledge of the technology used and its terms and conditions, and consequently waives any claim and/or legal action challenging the reliability of this electronic signature system and/or its intention to enter into this Agreement in this regard.

(c)	This Agreement has been generated in the form of a definitive digital version, a copy of which has been delivered to each of the Parties directly by DocuSign.

The Sellers
Thibault CAZIN		Gaultier CAZIN

/s/ Thibault Cazin		/s/ Gaultier Cazin

The Purchaser
The RoyaLand Company Ltd.

/s/ Emanuele di Savoia
By:	Emanuele di Savoia
Title:	Chief Executive Officer

LIST OF SCHEDULES

Schedule 6.2	Copies of Articles of Association, commercial excerpt (extrait k-bis), bankruptcy certificate (“certificat de non-faillite”) and Lien statement (état d’endettement)
Schedule 6.3.a	OAPLT’s financial statements in relation to the 2021/2022 financial year
Schedule 6.3.b	Draft P&L and balance sheet of OAPLT as at 2022, June, 30th
Schedule 6.12	Copy of the authorization of domiciliation